THIS TERMINATION AGREEMENT (the “Agreement”) is entered into at the City of Montreal, Province of Quebec, on the 12th day of September, 2006

BETWEEN:	ANTHONY BARBUSCI, executive, residing at 166 Meaney Street, Kirkland, Quebec

(the “Employee”)

AND:
DYNASTY GAMING INC., a corporation duly constituted under the laws of Canada, herein acting and represented by Albert Barbusci, its President and Chief Executive Officer, and Mark Billings, its Chief Financial Officer, duly authorized as they so declare

(the “Corporation”)

WHEREAS the Employee has been employed by the Corporation since October 2001;

WHEREAS the Employee has resigned as corporate secretary of the Corporation effective as of October 6, 2006;

WHEREAS the Employee’s employment with the Corporation shall be terminated as of December 31, 2006;

WHEREAS the Corporation and the Employee (collectively the “Parties”) have agreed to the terms and conditions of the Employee’s severance package;

NOW THEREFORE, in consideration of the premises, the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties agree as follows:

1.	The preamble forms an integral part of this Agreement.

2.	The Employee’s resignation as secretary of the Corporation is accepted effective October 6, 2006.

3.
The Employee’s employment with the Corporation is terminated effective December 31, 2006 (the “Termination Date”). Notwithstanding the Termination Date, the Corporation and the Employee agree that the Employee shall not be required to present himself for work after October 6, 2006.

4.
Until the Termination Date, the Corporation shall continue to pay the Employee his current salary and the Employee shall be entitled to receive his current benefits, including, without limitation, payment of automobile lease, participation in group insurance plan, monthly expense allowance, four weeks paid vacation annually, and participation in the Corporation’s stock option plan.

5.
On January 2, 2007, the Corporation shall pay to the Employee as a termination payment, in complete and final settlement of any and all claims related to the termination of the Employee’s employment (including, without limitation, claims for remuneration, severance and accrued vacation), the amount of eighty-three thousand six hundred and fifty-five dollars ($83,655), representing nine (9) months salary, subject to such payroll and withholding deductions as may be required by law.

6.
The Corporation has requested that the Employee be available to assist the Corporation with respect to certain regulatory matters for a period of one year following the Termination Date, and the Employee has agreed to do so in consideration for the extension of the term of all existing stock options previously granted to the Employee, the whole upon the terms and conditions of a consulting agreement to be entered into by the Parties on this date (the “Consulting Agreement”).

7.
The Employee agrees to return to the Corporation on or before the Termination Date any door and file keys, any credit cards, documents, records, software, equipment and any other items belonging to the Corporation.

8.
The Employee acknowledges that in the course of his employment with the Corporation he has had access to confidential information of the Corporation and its subsidiaries (the “Confidential Information”). The Employee agrees and covenants that he will keep secret all Confidential Information and will not, directly or indirectly, either before or after the Termination Date, disclose or disseminate to anyone or make use of, otherwise than for the fulfillment of his employment duties prior to the Termination Date, any Confidential Information. Notwithstanding the foregoing, the obligations of confidentiality and non-disclosure shall not apply to information that:

(i)	becomes a part of the public domain through no fault of the Employee;

(ii)	is at the time of disclosure already in the possession of or becomes lawfully available to the recipient on a non-confidential basis from a third party entitled to make such disclosures;

(iii)
is required to be disclosed in virtue of any law, regulation, policy or order by any competent authority provided that the Employee has given the Corporation five (5) days prior notice of such disclosure; or

(iv)	is specifically released in writing by the Corporation from confidential status.

9.
The Employee hereby irrevocably releases and fully discharges the Corporation, its directors, officers, shareholders and affiliates, from any and all claims, actions, causes of action, charges, complaints, obligations, rights, demands, debts, damages, costs, attorneys fees, losses, liabilities or accounting of whatever nature concerning or relating to the Employee’s employment with the Corporation and the termination thereof, save and except that this release and discharge shall not apply to the performance of the Corporation’s obligations (including payment of salary and severance) under this Agreement or the Consulting Agreement.

10.
The Corporation hereby irrevocably releases and fully discharges the Employee from any and all claims, actions, causes of action, charges, complaints, obligations, rights, demands, debts, damages, costs, attorneys fees, losses, liabilities or accounting of whatever nature concerning or relating to the Employee’s employment with the Corporation and the termination thereof, save and except that this release and discharge shall not apply to the performance of the Employee’s obligations under this Agreement or the Consulting Agreement.

11.	The Employee acknowledges that the meaning, effect and the terms of this Agreement and the release herein contained have been fully explained to him.

12.	The provisions of this Agreement shall enure to the benefit of, and be binding upon, the Parties hereto and their respective successors, assigns, heirs and legal representatives.

13.	This Agreement shall be governed by the laws of Quebec.

14.	This Agreement constitutes a transaction between the Parties in accordance with articles 2631 and following of the Civil Code of Quebec.

15.	The parties have agreed that this Agreement and related documents be drafted in English. Les parties ont convenu que la présente entente et tout autre document y afférant soient rédigés en anglais.

IN WITNESS WHEREOF, the parties have signed this Agreement in Montreal, Quebec, this 12th day of September, 2006.

/s/
Anthony Barbusci

Dynasty Gaming Inc.
/s/
Per: Albert Barbusci, President and CEO

/s/
Per: Mark Billings, CFO

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